FEMSA completes divestiture of certain of its logistics operations to TRAXIÓN

Monterrey, Mexico, July 1, 2025 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today the closing of its divestiture, previously disclosed on October 10, 2024, of certain of its logistics operations doing business as Solistica, to Grupo Traxión, S.A.B. de C.V. (BMV: TRAXIONA), a leading transportation and logistics company based in Mexico. The transaction includes FEMSA’s transportation management operations in Mexico, as well as its contract logistics operations in Mexico, Colombia and Brazil. The transaction does not include FEMSA’s LTL (less-than-truckload) operations in Brazil.

Total consideration for this transaction was $4,040 million Mexican pesos, on a cash-free, debt-free basis.

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About FEMSA
FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Spin, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Bestin-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

About FEMSA
TRAXIÓN is the leading transportation and logistics company in Mexico. It offers a one-stop solution through the broadest and most diverse service portfolio in the country. TRAXIÓN’s platform operates three main business segments: Mobility of Cargo, Logistics and Technology, and Mobility of Personnel. The Company has 10 highly recognized brands for their leadership in different sector niches. TRAXIÓN was founded in 2011 and ended the 2Q24 with an average fleet of 11,043 power units, 709,998 square meters of 3PL logistic warehousing space, national reach, more than 1,300 clients, and over 22,000 employees. TRAXIÓN’s most important competitive advantages include: an experienced and committed management team, the use of the latest technology, being the only consolidator in a highly fragmented industry and the only institutional company in a sector dominated by family-owned companies, a diverse portfolio comprised of premium services, long-term partnerships with clients and suppliers, and an anticipated market outlook.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	July 1, 2025	| Page 1